

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 21, 2010

Ms. Donna L. Belusar
Senior Vice President and Chief Financial Officer
CTS Corporation
905 West Boulevard North
Elkhart, IN 46514

  Re: **CTS Corporation**
    Form 10-K for the fiscal year ended December 31, 2009
    Filed February 23, 2010
    File No. 001-04639

Dear Ms. Belusar:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Brian Cascio
       Accounting Branch Chief